Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Six‑Month and Three‑Month Periods Ended June 30, 2020

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (together – “the Group”), as at June 30, 2020 and for the six-month and three-month periods then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

The six‑month period ended June 30, 2020 will be referred to hereinafter as – “the Period of the Report”.

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the Period of the Report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has access to, among other things, the Directors’ Report and the financial statements for the year ended December 31, 2019, which were attached to the Company’s Periodic Report for 2019 which was published on February 27, 2020 (Reference No.: 2020-01-016870), (hereinafter – “the Consolidated Financial Statements” and “the Periodic Report for 2019”, respectively)1. The information included in the Periodic Report and the Consolidated Financial Statements is included herein by means of reference.

Presented together with this report are the consolidated interim financial statements as at June 30, 2020 (hereinafter – “the Interim Statements”) and on the assumption that this Report is read together with all the said report parts, which are presented herein by means of reference. In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the Report. The materiality of the information included in this Report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with the provisions of Part D of the Securities Regulations (Periodic and Immediate Reports), 1970.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (“the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the publication date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

[1]
It is noted that in some of the cases an additional description was provided in order to present a more comprehensive picture of the matter being addressed. References to Immediate Reports in this Report include the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the Report, the Company is engaged, by itself and through a number of subsidiaries, in one reportable business segment – the generation and supply of electricity. As part of this area of activities, the Company is engaged in generation of electricity and supply thereof to private customers and to Israel Electric Company (hereinafter – “the Electric Company” or “IEC”), including in initiation, development, construction and operation of power plants and facilities for generation of energy.

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter

1.
As at the date of the Report, the Company’s activities with respect to generation and supply of electricity concentrate on generation of electricity using conventional and cogeneration technologies, and the Company is also endeavoring to construct an open‑cycle power station using conventional technology (a “Peaker” plant). As at the date of the report the Company owns two power plants: the Rotem Power Plant, which is owned by OPC Rotem Ltd. (“Rotem”), which is held by the Company (80%) and by an additional shareholder (20%), which utilizes conventional generation technology and has an installed capacity of about 466 megawatts; and the Hadera Power Plant, which is owned by OPC Hadera Ltd. (“Hadera”) (which held entirely by the Company), which uses cogeneration technology with an installed capacity of about 144 megawatts, and which on July 1, 2020 reached commercial operation of the power plant (“the Commercial Operation Date”) – this being after receipt of a permanent electricity generation license and a supply license (“Hadera Power Plant). In addition, the Company wholly owns Zomet Energy Ltd. (“Zomet”), which is in the construction stages of a power plant running through use of natural gas with conventional technology in an open cycle (a “Peaker” plant), having a capacity of about 396 megawatts located proximate to the Plugot intersection, in the area of Kiryat Gat, under Regulation 914 of the Electricity Authority.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

2.
Due to the spread of the Coronavirus (COVID‑19) in the period of the Report and thereafter, movement (traffic) restrictions and restrictions on business activities were imposed by the State of Israel and countries throughout the world (“the Coronavirus Crisis”). In addition, the said Coronavirus Crisis has caused, among other things, uncertainty and instability in the Israeli and global financial markets and economy. The operations of the Company’s active power plants, Rotem Power Plant, Hadera Power Plant and the Energy Center in Hadera are continuing in the “restrictions’ period” as a result of their being “essential enterprises” while safeguarding the work teams and taking precautionary measures in order to prevent outbreak and spreading of the infection at the Company’s sites. As at the date of the Report, the Coronavirus Crisis had not had a significant impact on the Company’s results and activities. In light of the uncertainty regarding the duration of the Coronavirus crisis, the intensity thereof and its impacts on the markets and factors relating the Company’s activities (such as, employees, significant customers, significant suppliers, lenders, etc.), as well as regarding the measures that will be taken by governments and central banks, as at the date of the Report, the Company is not able to estimate the full impact of the Coronavirus Crisis on the Company. Spread of the virus and infections at the Company’s power plants and other sites, continuation of the Coronavirus Crisis for an extended period, a significant impact of the Coronavirus Crisis on main suppliers (such as, suppliers of natural gas, construction and maintenance contractors, etc.) or the Group’s main customers, could have an unfavorable impact on the Company’s activities and results, as well as on its ability to complete construction projects on time or at all and/or on its ability to execute future projects. Regarding the impacts of the Coronavirus Crisis on the Company – see Sections 3, 4 and 5 below, the Section addressing the Company’s revenues (Section 6 below) and Note 1B to the interim financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

3.
On July 1, 2020, the commercial operation period of the Hadera Power Plant commenced. The total investment in construction of the power plant and infrastructures of Hadera (including the Energy Center) amounted to about NIS 0.9 billion[2]. In accordance with its decision published on June 30, 2020, the Electricity Authority decided to grant a permanent license for generation of electricity to Hadera Power Plant using cogeneration technology having installed capacity of 144 megawatts and to grant a supply license (“the Licenses”). The Licenses are for a period of 20 years (which may be extended by an additional 10 years)[3] [4]. It is noted that during the upcoming year, replacement or renovation work is expected to be performed with respect to certain components of the gas turbines, by the Head Equipment Contractor, which are anticipated to last for a period (cumulative) of about a month, during which time Hadera Power Plant will be operated in a partial manner[5].

As at the date of this Report, the Company estimates that part of the costs stemming from the delay in the Commercial Operation Date of Hadera Power Plant, including lost profits, are expected to be covered by Hadera’s insurance policy pursuant to the terms of the said policy. In addition, in accordance with the construction agreement, Hadera is entitled to agreed‑to compensation (limited to the ceiling stipulated in the construction agreement) from the construction contractor in respect of a delay in the delivery date. As at the date of the Report, returns (reimbursements), as stated, from the Company’s insurance policies and/or from the construction contractor had not yet been received. For details regarding compensation for the construction contractor – see Note 25D to annual consolidated financial statements, and Note 4D(6) to the interim financial statements. There is no certainty that the Company will receive returns (reimbursements) and/or the balance of the compensation in respect the full amount of its direct and indirect damages6.

[2]
The total investments is presented net of compensation from the construction contractor to which the Company is entitled in accordance with Hadera’s construction agreement – see Note 25D to the annual consolidated financial statements and Note 6D(4) to the interim financial statements.

[3]	Regarding the decision of the Electricity Authority – see https://www.gov.il/he/departments/policies/58306.
4 For details regarding Hadera Power Plant – see, among other things, Sections 8.24, 8.5 and 8.12.3 to Part A in the Periodic Report for 2019 and the Report of the Board of Directors that is included in the report for the first quarter of 2020 and that was published on May 27, 2020 (Reference No.: 2020‑01‑047080).
[5]
That stated with reference to the Company’s estimates regarding the length of the above‑mentioned periods includes “forward‑looking” information as defined in the Securities Law. The aforesaid information may not be realized, or may be realized in a manner different than expected, including as a result of circumstances that are not under the Company’s control, such as the manner the actions are executed by the contractor or other delays, including factors that are impacted by the Coronavirus.

[6]
It is emphasized that that stated above, including regarding the Company’s estimates with respect to coverage of the costs stemming from the delay, as stated above (including lost profits) and receipt of compensation for the delay damages, includes “forward‑looking” information, as defined in the Securities Law, which is based on the Company’s estimates as at the date of the Report, and regarding which there is no certainty it will be realized. That stated may not be realized or may be realized in a manner different than expected. As a practical matter, if compensation is not received for all of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation, this could have an adverse impact on the Company’s results and activities. For additional details regarding the risk factors involved with construction projects, including Hadera – see Section 19.3 of Part A (Description of the Company’s Business) in the Periodic Report for 2019.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

4.
In March 2020, the Company paid the balance of the consideration in respect of acquisition of 95% of the shares of Zomet, in the amount of about U.S.$15.8 million (“the dollar”) and thus completed the transaction stated in Section 2.3.1 of Part A of the Periodic Report for 2019. As at the date of the Report, the Company holds 100% of the issued and paid‑up share capital of Zomet. As at June 30, 2020, the total investments in the Zomet project amounted to about NIS 470 million.

In March 2020, Zomet issued a work commencement order to the construction contractor. Due to the continued movement (traffic) restrictions in Israel and worldwide and the need for arrival of equipment from overseas, due to the Coronavirus crisis, the Company estimates that the construction period of the Zomet Power Plant could continue beyond the end of 2022, and as at the date of the Report, it is expected to be completed in the first quarter of 20237.

Further to that stated in Section 8.11.7 of Part A of the Periodic Report for 2019, in May 2020 approval of Israel Lands Authority was received for the Joint Company (Zomet Netiv Limited Partnership, which was set up by Zomet and Kibbutz Netiv HLH) will be the owner of the land, which is for purposes of construction of the Zomet Power Plant, and accordingly transfer of the rights to the Joint Company, as stated, was completed. For details regarding an administrative petition filed by Zomet against the Regional Council of Shafir in respect of the amount in dispute, as stated in Section 8.11.7 of Part A of the Periodic Report for 2019 – see Note 6C(6) to the interim consolidated financial statements.

5.
In light of the restrictions on entry into the State of Israel, due to the Coronavirus crisis, the maintenance work at the Rotem Power Plant was postponed and it is planned to be performed in October 2020[8]. It is noted that in light of postponement of the maintenance work, as stated, Rotem shut down the Power Plant for several days in April 2020 in order to perform planned technical examinations and internally‑initiated tests. The shutdown for several days and the postponement of the date of the maintenance did not have and are not expected to have a significant impact on Rotem’s financial results[9].

[7]
It is emphasized that that stated above regarding the construction date of the Zomet Power Plant constitutes “forward‑looking” information as defined in the Securities Law, regarding which there is no certainty it will be realized. As a practical matter, the completion date of the construction and the construction work could be delayed (and even significantly) or may encounter difficulties, and in this regarding there could be delays, disruptions or other breakdowns in construction of the Power Plant due to, among other things, continuation of the Coronavirus crisis, failures with respect to the construction work or equipment or as a result of occurrence of one or more of the risk factors to which the Company is exposed.

[8]
As a result of postponement of the maintenance date, Rotem slowed down reduction (amortization) of the maintenance component of the Rotem Power Plant commencing from March 2020. For details – see Note 1B, to the interim financial statements.

[9]
It is emphasized that that stated above regarding the planned date for performance of the maintenance work at the Rotem Power Plant and the impact thereof on the generation activities of the Rotem Power Plant and the results thereof constitutes “forward‑looking” information as defined in the Securities Law, regarding which there is no certainty it will be realized. As a practical matter, the date of performance of the maintenance work could be delayed and the said delay could impact the generation activities of the Rotem Power Plant and the results thereof in a manner different than that forecasted due to, among other things, continuation of the Coronavirus crisis or as a result of occurrence of one or more of the risk factors to which the Company is exposed.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

6.
Further to that stated in Section 8.13.6 to Part A of the Periodic Report for 2019 regarding the anticipated operation date of the Karish reservoir and possible delay of the said operation date, as is indicated from publications of Energean in June 2020, commercial operation of the Karish reservoir is expected to take place in the third quarter of 2021[10].

7.
On January 1, 2020, the annual update of the electricity tariffs for 2020 of the Electricity Authority entered into effect, whereby the rate of the generation component was reduced by 8% from NIS 290.9 per MWh to NIS 267.8 per MWh. The said reduction in the generation component had a negative impact on the Company’s income in the first half of 2020 compared with the corresponding period last year, and it will also have a negative impact on the Company’s income for the entire 2020 year compared with 2019. For additional information regarding the generation component in prior years – see Note 25B to the Consolidated Financial Statements and, among other things, Sections 6 and 7 below. Regarding the factors impacting the generation component – see Section 7.7.1 of Part A of the Periodic Report for 2019.

8.
In May 2020, a loan was repaid that was taken out by the Company in March 2020 from Bank Mizrahi Tefahot Ltd., in the amount of NIS 50 million[11]. The loan bore interest at the annual rate of prime + 1.25%.

9.
On April 6, 2020, the Company repaid the short‑term credit, as stated in Section 10 of Part A of the Periodic Report for 2019 – this being by means of taking out a substitute, in the amount of about NIS 169 million (“the Substitute Loan”). The Substitute Loan, which bore interest at the annual rate of prime + 1.7%, was repaid on April 28, 2020.

10.
In April 2020, the Company issued a new series of debentures (Series B) of the Company, in the amount of NIS 400 million par value. For additional details – see Section 11 below and Note 4B(6) to the interim financial statements.

11.
Further to that stated in Section 2.3.3 to Part A of the Periodic Report for 2019, as at the date of the Report the Company entered into binding agreements with customers that are connected to the electricity distribution network that include construction and operation of a facility for generation of energy on the customers’ yards (premises), in the aggregate scope of about 33.5 megawatts, along with arrangements for sale of the energy to the customers. For additional details – see Note 6B(5) to the interim financial statements.

[10]
The said operation date constitutes “forward‑looking” information as defined in the Securities Law, regarding which there is no certainty it will be realized. The actual operation date could be different than that stated due to, among other things, factors that are not under the Company’s control. https://maya.tase.co.il/reports/details/1300140/2/0.

[11]
The said undertaking was approved by the Company’s Audit Committee and Board of Directors as a transaction that is not unusual taking into account the fact that Mr. Eyal Ofer, a relative of Mr. Idan Ofer, a beneficiary in trust that has holdings in Kenon (indirectly), the Company’s controlling shareholder (see Regulation 21A of the Periodic Report for 2019), is considered a controlling shareholder of Bank Mizrahi Tefahot Ltd.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group, its business environment and its areas of activity in the period of the report and thereafter (Cont.)

12.
Further to that stated in Section 7.8.5 to Part A of the Periodic Report for 2019 regarding the reform in Israel Electric Company and the tender for sale of the Ramat Hovav generation site, a power plant powered by natural gas, which was published by Israel Electric Company (“the Tender”), on May 20, 2020, the Company and Noy Power Plants, Limited Partnership (a partnership established by Noy Fund 3, Limited Partnership) (hereinafter – “the Noy Fund”) submitted a purchase offer in the Tender, through a joint Special Purpose Company (SPC), the share capital of which is held in equal shares (50%–50%) by the Company and the Noy Fund – OPC Noy Ramat Hovav Ltd. (“the Joint Company”). On June 10, 2020, the Company received notification whereby the Tenders Committee declared that the bid of a third party is the winning bid in the Tender, and that the Company was declared as the “second qualifier” in accordance with the Tender documents. Pursuant to the Tender documents, in a case of cancellation of the declaration of the winner or cancellation of the undertaking in a contract with it, the Tenders Committee will be permitted to declare the second qualifier as the winner, subject to certain conditions.

13.
In May 2020, the Company signed an agreement (through a designated company that is wholly owned by the Company (“the Subsidiary”)) with SMS IDE Ltd. (“IDE”), which on May 26, 2020 received notification that it won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalinization facility on the “Sorek B” site (“the Desalinization Facility”), whereby the Subsidiary will construct, operate and maintain a power plant powered by natural gas using cogeneration technology with a generation capacity of up to 99 MW on the premises of the Desalinization Facility (“the Power Plant”), and will supply the energy required for the Desalinization Facility for a period of 25 years[12] from the operation date of the Desalinization Facility (“the IPP Agreement”). The Power Plant is expected to be constructed under the “Regulation for Generators of Ultra‑High Voltage that are Established Without a Competitive Process”, which was published by the Electricity Authority in March 2019 (for details – see Sections 8.2.1.2 and 8.2.1.4 of Part A of the Company’s Periodic Report for 2019)[13].

14.
Further to that stated in Section 8.2.6B of Part A of the Periodic Report regarding National Infrastructure Plan 94 (NIS 94), a plan for construction of a power plant for generation of electricity using natural gas adjacent to Rotem (“the Plan”), on July 13, 2020 the National Planning and Building Board for National Infrastructures discussed the Plan and approved transfer of the Plan for comments of the District Planning Boards and objections of the public.

[12]	At the end of the said period, ownership of the Power Plant will be transferred to the State. As at the date of the report, a BOT agreement was signed between IDE and the State of Israel.
[13]
Decision No. 10 from Meeting 55, held on March 6, 2019 regarding “Regulation for Generators of Ultra-High Voltage that are Established Without a Competitive Process” and Decision No. 5 (1358) from Meeting 558 of the Electricity Authority held on May 13, 2019 regarding “Publication of Rules, Transactions and Criteria for New Consumers on the Transmission Grid’. For details regarding Decision 558 and the trade rules – see Sections 8.2.1.2 and 8.2.1.4 of Part A of the Company’s Periodic Report for 2019. It is emphasized that that stated above regarding construction of the Power Plant, includes “forward‑looking” information within the meaning thereof in the Securities Law, 1968, regarding which there is no certainty it will be realized. As at the date of the Report, completion of construction of the Power Plant is dependent on, among other things, completion of planning and/or licensing processes. In addition, as a practical matter there could be delays and/or breakdowns due to, among other things, various factors, as stated above, including factors not under the Company’s control or as a result of occurrence of one or more of the risk factors to which the Company is exposed, including construction risk. For additional details regarding risk factors involved with construction projects – see Section 19.3 of Part A (Description of the Company’s Business) in the Periodic Report for 2019.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2020 (in thousands of NIS)

Category	6/30/2020	12/31/2019	Analysis

Current Assets

Cash and cash equivalents	503,782	384,748
Most of the increase stems from issuance of debentures (Series B) (net of issuance expenses), in the amount of about NIS 396 million, and increase in the cash balances as a result of the Company’s current operating activities, in the amount of about NIS 179 million, and withdrawals under the financing agreements for projects, in the amount of about NIS 89 million.

This increase was partly offset by investments in the Zomet project, in the amount of about NIS 276 million, debt payments, in the amount of about NIS 121 million, and investments in property, plant and equipment in Rotem, in the amount of about NIS 50 million.

For further information – see the Company’s condensed consolidated interim statements of cash flows for the six‑month period ended June 30, 2020 in the interim financial statements.

Short-term deposits and restricted cash	56,317	115,765
Most of the decrease, in the amount of about NIS 59 million, stems from a decrease in the deposit used for securing the Company’s guarantee to invest shareholders’ equity in Zomet. For additional details – Note 6B(10) to the interim financial statements.

Trade receivables and accrued income	105,722	134,794
Most of the decline stems from a decrease in accrued income in Rotem, in the amount of about NIS 33 million, primarily as a result of the seasonal impact on sales and reduction of the generation tariff component (as described in Note 6A to the interim financial statements).

The decline was partly offset by an increase in accrued income in Hadera, in the amount of about NIS 10 million, mainly owing to generation of electricity during the test‑run period of the Hadera Power Plant.

Receivables and debit balances	53,162	69,975
Most of the decrease stems from a decline in the balance receivable, net, from the Hadera construction contractor, in the amount of about NIS 20 million. For additional details – see Note 6D(4) to the interim financial statements.

Short-term derivative financial instruments	612	188

Total current assets	719,595	705,470

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2020 (in thousands of NIS) (Cont.)

Category	6/30/2020	12/31/2019	Analysis

Non-Current Assets

Long-term deposits and restricted cash	342,435	266,803
Most of the increase stems from a deposit in collaterals, in the aggregate amount of about NIS 55 million, in order to secure bank guarantees, as described in Note 6B(10) to the interim financial statements.

In addition, additional collaterals were provided in respect of interest SWAP contracts (as described in Notes 22D and 25N to the Annual Consolidated Financial Statements and in Note 6B(9) to the interim financial statements), in the amount of about NIS 20 million.

Long-term prepaid expenses	128,427	104,317	Most of the increase stems from an increase in deferred expenses as part of Zomet’s financing agreement, in the amount of about NIS 22 million.

Deferred tax assets, net	7,796	5,240	Most of the increase stems from an increase in the losses for tax purposes in Hadera.

Long-term derivative financial instruments	4,405	7,077
The decrease stems from a change in the fair value of interest SWAP contracts (as described in Notes 22D and 25N to the Annual Consolidated Financial Statements and in Note 6B(9) to the interim financial statements).

The decrease was partly offset by an increase deriving from a change in the fair value of “call” options in Zomet, in the amount of about NIS 4 million.

Property, plant and equipment	2,458,322	2,344,920
Most of the increase stems from investment in the Hadera Power Plant under construction, in the amount of about NIS 56 million, as well as from investments in the Zomet project, in the amount of about NIS 95 million (including payment in respect of acquisition of shares, as described in Note 6C(2) to the interim financial statements).

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Rotem and Hadera (the Energy Center), in the aggregate amount of about NIS 45 million.

Right-of-use asset	292,773	56,832	Most of the increase derives from allotment of land to Zomet (for additional details – see Note 6C(6) to the interim financial statements).

Intangible assets	4,310	4,259

Total non-current assets	3,238,468	2,789,448

Total assets	3,958,063	2,494,918

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2020 (in thousands of NIS) (Cont.)

Category	6/30/2020	12/31/2019	Analysis

Current Liabilities

Current maturities	161,833	157,147
Most of the increase stems from update of the current maturities of loans and debentures in accordance with the repayment schedule, in the amount of about NIS 82 million.

The increase was partly offset by repayment of the senior debt in Rotem and Hadera, in the amount of about NIS 62 million, and repayment of the Company’s debentures (Series A), in the amount of about NIS 16 million.

Trade payables	137,537	123,812
Most of the increase derives from an increase in the balance Israel Electric Company, in the amount of about NIS 30 million, due to timing differences.

The increase was partly offset by a decline in the balance of suppliers with respect to acquisition of fuels, in the amount of about NIS 14 million.

Payables and other credit balances	40,679	41,641
Most of the decrease derives from a decrease in the liabilities to employees in respect of salaries, in the amount of about NIS 7 million, and a decrease in the balance of payables in respect of a transaction for acquisition of shares of Zomet, in the amount of about NIS 5 million.

This decrease was partly offset by an increase in accrued expenses, in the amount of about NIS 9 million, and from a balance of interest payable, in the amount of about NIS 2 million.

Short-term derivative financial instruments	22,566	21,678

Current maturities of long‑term lease liabilities	54,216	2,400
Most of the increase stems from the balance the capitalization fees relating to Zomet’s land that has not yet been paid, in the amount of about NIS 52 million. For additional details – see Note 6C(6) to the interim financial statements.

Current taxes payable	15,397	–	The increase stems from a liability for taxes on income in Rotem.

Total current liabilities	432,228	346,678

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2020 (in thousands of NIS) (Cont.)

Category	6/30/2020	12/31/2019	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,756,654	1,740,607
Most of the increase stems in the loans derives from a withdrawals under the financing agreements of Hadera and Zomet, in the amounts of about NIS 64 million and about NIS 25 million, respectively.

On the other hand, there was a decrease deriving from update of the current maturities of loans, in the amount of about NIS 61 million, and a decline in the linkage differences in respect of the senior debt of Hadera and Rotem, in the amount of about NIS 11 million.

Debentures	627,243	252,309
The increase stems from issuance of the Company’s debentures (Series B), amount of about NIS 396 million (net of issuance expenses). For additional details – see Note 6B(4) to the interim financial statements.

On the other hand, there was a decrease stemming from update of the current maturities of the debentures, in the amount of about NIS 21 million.

Long-term lease liabilities	15,520	15,960

Lon-term derivative financial instruments	28,994	–
The increase stems from change in the fair value of interest SWAP contracts, as described in Notes 22D and 25N to the annual consolidated financial statements and in Note 6B(9) to the interim financial statements.

Other long-term liabilities	2,375	2,307

Employee benefits	177	177

Liabilities for deferred taxes, net	284,247	281,105	Most of the increase stems from update of the deferred taxes as a result of the income for the period in Rotem.

Total non-current liabilities	2,715,210	2,292,465

Total liabilities	3,147,438	2,639,143

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2020 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2020 (in thousands of NIS) (Cont.)

	For the
	Six Months Ended
Category	6/30/2020	6/30/2019	Analysis

Sales	577,467	658,614	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	413,034	454,232	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	47,222	54,241
Most of the decrease, in the amount of about NIS 10 million, stems from a change in the estimated useful life of various components in the Rotem Power Plant, commencing from the fourth quarter of 2019 (for details – see Note 2E to the Annual Consolidated Financial Statements) and from the first quarter of 2020 (for details – see Note 1B to the interim financial statements).

This decrease was partly offset by a write off, in the amount of about NIS 3 million, in respect of certain components in the Rotem Power Plant, which were removed from service and were replaced.

Gross profit	117,211	150,141

Administrative and general expenses	26,003	28,508	Most of the decrease derives from a decline in the expenses for legal and professional services, mainly due to completion of the Tamar arbitration.

Business development expenses	6,269	3,020	Most of the increase stems from an increase in the scope of the development activities.

Other income, net	200	4,483	In the first half of 2019, other income represents income from sale of gas, net, in the amount of about NIS 2 million, and income from sale of a subsidiary, in the amount of about NIS 2 million.

Operating income	85,139	123,096

Financing expenses, net	47,145	53,277
Most of the decrease stems from a decrease in the financing expenses on the senior debt in Rotem, in the amount of about NIS 6 million (net of the results of the hedge in respect of linkage to the CPI).

Income before taxes on income	37,994	69,819

Taxes on income	16,186	18,060	The decrease derives from lower income in the first half of 2020 compared with the corresponding period last year.

Income for the period	21,808	51,759

Allocated to:

The Company’s shareholders	9,451	39,835

Holders of non-controlling interests	12,357	11,924

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2020 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	6/30/2020	6/30/2019	Analysis

Sales	264,916	304,915	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	207,905	230,682	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	24,386	27,411
Most of the decrease, in the amount of about NIS 5 million, derives from a change in the estimated useful life of various components in Rotem Power Plant, commencing from the fourth quarter of 2019 (for additional details – see Note 2E to the Annual Consolidated Financial Statements) and from the first quarter of 2020 (for additional details – see Note 1B to the interim financial statements).

The decrease was partly offset by a write off, in the amount of about NIS 3 million, in respect of certain components in Rotem Power Plant that were removed from services and were replaced.

Gross profit	32,625	46,822

Administrative and general expenses	13,315	13,063

Business development expenses	3,904	1,512	Most of the increase stems from an increase in the scope of the development activities.

Other income, net	130	3,482	In the second quarter of 2019, other income represents income from sale of gas, net, in the amount of about NIS 1 million, and income from sale of a subsidiary, in the amount of about NIS 2 million.

Operating income	15,536	35,729

Financing expenses, net	31,432	34,414
Most of the decrease stems from a decrease in the financing expenses on the senior debt in Rotem, in the amount of about NIS 11 million (net of the results of the hedge in respect of linkage to the CPI).

This decrease was partly offset mainly by impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 6 million.

Income (loss) before taxes on income	(15,896)	1,315

Taxes on income	259	465

Income (loss) for the period	(16,155)	850

Allocated to:

The Company’s shareholders	(18,310)	224

Holders of non-controlling interests	2,155	626

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2020	2019	2020	2019

Sales	577,467	658,614	264,916	304,915
Cost of sales (less depreciation and amortization)	(413,034)	(454,232)	(207,905)	(230,682)
Administrative and general expenses (less
depreciation and amortization)	(24,632)	(27,549)	(12,613)	(12,718)
Business development expenses	(6,269)	(3,020)	(3,904)	(1,512)
Other income	200	4,483	130	3,482
EBITDA	133,732	178,296	40,624	63,485

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Rotem Power Plant and the Hadera energy center (in millions KW hours):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2020	2019	2020	2019

Sales to private customers	1,857	1,991	957	1,022
Sales to the System Administrator	108	48	11	5
Total sales	1,965	2,039	968	1,027

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2020	2019	2020	2019

Generation of electricity and purchases due to
load reduction	1,910	1,932	923	948
Purchase of electricity from the System
Administrator	55	107	45	79
Total generation of electricity and purchases
from the System Administrator	1,965	2,039	968	1,027

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2020	2019	2020	2019
	In Thousands of Tons

Net generation of electricity and purchases due
to load reduction in Rotem	1,866	1,890	901	929
Net generation in Hadera	44	42	22	19
Total	1,910	1,932	923	948

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2020	2019	2020	2019
	In Thousands of Tons

Generation of steam	385	388	175	188

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2020	2019	2020	2019

Revenues from sale of energy generated to
private customers and energy purchased due
to load reduction (1)	405,340	463,233	180,821	204,165
Revenues from sale of energy purchased
at the TAOZ to private customers (2)	11,709	24,912	10,576	18,573
Revenues from private customers in respect of
infrastructures services (3)	118,541	134,035	58,669	66,656
Revenues from sale of energy to the System
Administrator (4)	12,170	5,622	1,274	550
Revenues from sale of steam (5)	29,707	30,812	13,576	14,971
Total revenues	577,467	658,614	264,916	304,915

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with a certain discount from the tariff. The weighted‑average generation component tariff for 2020, as published by the Electricity Authority, is NIS 0.2678 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2019, the weighted‑average of the generation component tariff was NIS 0.2909 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index.

In accordance with the instructions of the System Administrator, Rotem was required to reduce the load in the second quarter of 2020. The deficient electricity, which is needed for supply of the consumption of customers, was purchased from Israel Electric Company at Rotem’s generation cost.

For the six‑month periods ended June 30, 2020 and 2019:

(1)
Most of the decrease stems from a decrease in the generation component tariff, in the amount of about NIS 36 million, a decline in the availability of the Rotem Power Plant, in the amount of about NIS 12 million, resulting from planned technical examinations of the plant during the second quarter of 2020, and a decrease in the total consumption of the customers, in the amount of about NIS 8 million, mainly due to a change in the consumption profile of customers in the desalinization area, as well as a result of unplanned maintenance of a customer in the desalinization area during January and February of 2020. It is noted that the impact of the Coronavirus Crisis reduced the Company’s revenues, in the amount of about NIS 2 million – this being in light of a decline in customer consumption.

(2)	Most of the decrease in revenues from sale of energy purchased stems from a decline in the scope of the consumption of the customers.

(3)
Most of the decrease stems from a decline in the infrastructure tariffs in 2020, in the amount of about NIS 8 million, and from a decline in the scope of the consumption of the customers, in the amount of about NIS 7 million.

(4)	Most of the increase stems from an increase in the scope of the energy sold to the System Administrator.

(5)	Most of the decrease stems from a decline in the total sales of steam along with a decrease in the steam price deriving from a decrease in the price of gas.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues (Cont.)

For the three‑month periods ended June 30, 2020 and 2019:

(1)
Most of the decrease stems from a decrease in the generation component tariff, in the amount of about NIS 16 million and a decline in availability due to planned technical examinations of the Rotem Power Plant, in the amount of about NIS 12 million. On the other hand, there was an increase, in the amount of about NIS 5 million, in the sale of energy to customers, stemming from a higher average sale price.

(2)	Most of the decrease in the sale of energy purchased stems from a decrease in the scope of the consumption of customers.

(3)
Most of the decrease stems from a decline in the infrastructure tariffs in 2020, in the amount of about NIS 5 million, and from a decline in the scope of the consumption of the customers, in the amount of about NIS 3 million.

(4)	The increase stems from an increase in the scope of the energy sold to the System Administrator.

(5)	Most of the decrease stems from a decrease in the total sales of steam along with a decrease in the steam price deriving from a decrease in the price of gas.

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2020	2019	2020	2019

Gas and diesel fuel (1)	224,569	250,749	101,884	123,910
Expenses to IEC for infrastructure services
and purchase of electricity (2)	145,538	158,947	84,533	85,229
Gas transmission costs	15,870	16,002	7,833	7,956
Operating expenses (3)	27,057	28,534	13,655	13,587
Total cost of sales (net of depreciation and
amortization)	413,034	454,232	207,905	230,682

	For the		For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2020	2019	2020	2019

Gas consumption (MMBTU)	13,279,226	14,069,890	6,054,354	6,933,295
Average gas price (in dollars)	4.70	4.79	4.70	4.80

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization) (Cont.)

For the six‑month periods ended June 30, 2020 and 2019:

(1)
Most of the decrease derives from a decline in the generation of electricity, in the amount of about NIS 18 million, due to load reductions at and planned technical examinations at the Rotem Power Plant, and as a result of a decline in the gas price, in the amount of about NIS 8 million, as a result of a decrease of and the generation component and the dollar exchange rate.

(2)
Most of the decrease derives from a decline in the infrastructure tariffs, in the amount of about NIS 8 million, and a decline in sales of energy generated, in the amount of about NIS 7 million. On the other hand, there was an increase in the scope of purchases of electricity from Israel Electric Company, in the aggregate amount of about NIS 2 million, mainly due to the instruction of the System Administrator to reduce the load at the Rotem Power Plant in the first half of 2020.

(3)	Most of the decrease stems a decline in the wage costs.

For the three‑month periods ended June 30, 2020 and 2019:

(1)
Most of the decrease derives from a decline in the generation due to load reductions at and technical examinations at the Rotem Power Plant, in the amount of about NIS 18 million, and as a result of a decline in the gas price, in the amount of about NIS 4 million, mainly as a result of a decrease of and the generation component and the dollar exchange rate.

(2)
Most of the decrease is a result of a decline in the infrastructure service costs, in the amount of about NIS 8 million, due to a decrease in the infrastructure tariffs. On the other hand, there was an increase in the scope of purchases of electricity from Israel Electric Company, in the aggregate amount of about NIS 7 million, mainly in light of the instruction of the System Administrator to reduce the load at the Rotem Power Plant in the second quarter of 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Six Months Ended
Category	6/30/2020	6/30/2019	Analysis

Cash flows provided by operating activities	177,758	265,122
Most of the decrease stems from a decrease in the current operating activities (mainly in light of lower income) in the amount of about NIS 59 million, and a decline in working capital, in the amount of about NIS 33 million.

Cash flows used in investing activities	(342,383)	(211,054)
Most of the increase derives from higher investments in the Zomet project, in the amount of about NIS 259 million.

This increase was partly offset by a decrease in deposits in restricted cash, in the amount of about NIS 70 million, and withdrawals from short‑term restricted cash, in the amount of about NIS 60 million.

Cash flows provided by (used in) financing activities	285,326	(5,051)
Most of the increase stems from issuance of debentures (Series B), in the amount of about NIS 396 million (net of issuance expenses) and withdrawals in the framework of the financing agreements for the Zomet project and the Hadera project, in the amount of about NIS 89 million. In addition, in the first half of 2019, the Company distributed a dividend, in the amount of about NIS 36 million.

This increase was partly offset by an increase in current repayments of loans from banks and others, in the amount of about NIS 39 million, payment in respect of acquisition of non‑controlling interests in Zomet, in the amount of about NIS 26 million, payments of deferred expenses in the framework of Zomet’s financing agreement, in the amount of about NIS 16 million, and payments in respect of CPI hedging transactions, in the amount of about NIS 11 million, in the first half of 2020. Furthermore, in the first half of 2019, the Company issued shares, in exchange for a net consideration of about NIS 119 million.

As at June 30, 2020, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

	For the
	Three Months Ended
Category	6/30/2020	6/30/2019	Analysis

Cash flows provided by operating activities	95,481	74,486
Most of the increase stems from an increase in the net working capital, in the amount of about NIS 55 million (mainly due to lower payments deriving from timing differences). On the other hand, there was a decrease in the current operating activities, in the amount of about NIS 34 million, mainly as a result of lower income.

Cash flows used in investing activities	(32,848)	(166,355)
Most of the decrease derives from higher deposits in the corresponding period last year: in short‑term deposits, in the amount of about NIS 94 million, and in restricted cash, in the amount of about NIS 39 million.

Cash flows provided by financing activities	162,860	21,969
Most of the increase stems from issuance of debentures (Series B), in the amount of about NIS 396 million (net of issuance expenses) and withdrawals in the framework of the financing agreement for the Hadera project, in the amount of about NIS 64 million. In addition, in the second quarter of 2019, the Group paid dividends (including to holders of non‑controlling interests), in the amount of about NIS 54 million.

This increase was partly offset by repayment of short‑term loans, in the amount of about NIS 219 million, and an increase in current repayments of loans from banks and others, in the amount of about NIS 17 million. Furthermore, in the second quarter of 2019, the Company issued shares, in exchange for a net consideration of about NIS 119 million.

As at June 30, 2020, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at June 30, 2020 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (including accrued
interest)	1,142,330	715,226	665,583	24,669	1,346	2,549,154

Cash and cash equivalents	135,311	54,175	309,476	4,252	568	503,782

Debt service reserves (out
of the restricted cash)*	137,310	–	67,444	–	–	204,754

–	Rotem repaid the amount of about NIS 46 million (relating to principal only) of its loans.

–
Hadera withdrew the amount of about NIS 64 million form the long‑term credit framework in accordance with its financing agreement and repaid the amount of about NIS 16 million (relating to principal only) of its loans.

–
Zomet withdrew the amount of about NIS 25 million from the long‑term loans framework, in accordance with its financing agreement. For additional details – see Note 6C(3) to the interim financial statements.

–	The Company repaid about NIS 16 million (relating to principal only) from the debentures (Series A).

–	In April 2020, the Company issued debentures (Series B) in the amount of NIS 400 million par value. For additional details – see Note 6B(4) to the interim financial statements.

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at December 31, 2019 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (including accrued
interest)	1,196,650	670,797	282,864	–	1,282	2,151,593

Cash and cash equivalents	112,927	9,033	256,417	731	5,640	384,748

Debt service reserves (out
of the restricted cash)*	138,224	–	66,670	–	–	204,894

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at June 30, 2019 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (including accrued
interest)	1,255,118	663,109	286,745	–	1,222	2,206,194

Cash and cash equivalents
and short-term deposits	140,865	34,017	396,048	4,256	1,764	576,950

Debt service reserves (out
of the restricted cash)*	132,198	–	54,064	–	–	186,262

*	Including funds used for guaranteeing the debt.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

As at the date of the Report, the Company and the subsidiaries were in compliance with all the financial covenants stipulated in their financing agreements and trust certificates. Set forth below is detail of the financial covenants for violation, based on the actual results of operations (for significant loans)14:

As at
June 30, 2020

Covenants applicable to the Company by the trust certificate for the Company’s debentures (Series A)
The historical debt coverage ratio, as defined in the trust certificate, may not
drop below 1:1.20	1:22.4
The Company’s shareholders’ equity, as defined in the trust certificate, may not
drop below NIS 80 million	NIS 752 million
The Company’s shareholders’ equity to the total assets, as defined in the trust
certificate, may not drop below 12.5%	51%

Covenants applicable to the Company by the trust certificate for the Company’s debentures (Series B)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA may not exceed 13	3.47
Minimum shareholders’ equity of NIS 250 million	NIS 752 million
A ratio of shareholders’ equity to total assets at a rate of not less than 17%	51%
Up to the commercial operation date of Hadera, the cash balance may not fall below NIS 100 million or a bank guarantee in the amount of NIS 50 million.	A bank guarantee in the amount of NIS 50 million was provided

14 For a description of the financial covenants relating to the significant loans of the Company and the subsidiaries – see Section 10.3 pf Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

Other Information

9.	Significant Events in the Period of the Report and Thereafter

For details – see Part 1 above and Notes 1, 6 and 7 to the interim financial statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Debentures (Series B)

Set forth below are details regarding the Company’s debentures (Series B), which were issued in April 2020:

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance	NIS 400 million par value
Nominal value on the date of the report	NIS 400 million par value
Nominal value after revaluation based on the linkage terms	NIS 400 million par value
Amount of the interest accrued as included in the financial statements as at June 30, 2020	About NIS 2 million.
The fair value as included in the financial statements as at June 30, 2020	About NIS 428 million.
Stock market value on June 30, 2020	About NIS 428 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
The interest payments are to be made for the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

11.	Debentures (Series B) (Cont.)

Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by Standard & Poor’s Maalot from February 2020.
Rating of A3.il by Midroog Ltd. from April 2020.
See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383) and April 20, 2020 (Reference No.: 2020‑01‑035221), which are presented herein by means of reference.

Pledged assets
None.
There is a future commitment that during the period commencing from the date on which the Company’s debentures (Series A) are fully repaid and so long as the debentures (Series B) are still outstanding, the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series A) and (Series B) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

12.	Corporate Governance

Contributions

As part of the Company’s policies with respect to contributions, in the period of the Report, the following contributions were made:

	Amount of the
	Contribution
	as at
Recipient of the	June 30, 2020	Relationship of the
Contribution	(NIS ‘000)	Recipient of the Contribution

Password for Every Student	1,000
Password for Every Student also receives contributions from entities related to indirect interested parties of the Company. The Company’s CFO is a representative on the project’s steering committee without remuneration.

Nirim Society	300	–

Rachashei Lev Society	138	–

Technoda Hadera Givat Olga Society	150	–

Nakhakh – Giving as a Way of Life Society	70	–

Running in order to Give Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as CEO of the Society without remuneration.

13.	Update of the Periodic Report for 2019 regarding the Company’s Business[15]

Presented below are significant updates and/or changes with respect to the Company’s business, which occurred since the signing date of the Company’s Periodic Report for 2019, on February 26, 2020 and up to publication of this Report.

13.1	Section 2.3.1 (signing of agreements for acquisition of shares of Zomet and the concentration format) to Part A to the Periodic Report

Further to that stated in Section 2.3.1 to Part A to the Periodic Report regarding the Company’s undertaking in a set of agreements for acquisition of shares of Zomet – for details regarding payment of the balance of the consideration in respect of the transaction for acquisition of 95% of the issued and paid‑up share capital of Zomet – see Section 4 to the introduction to the Report of the Board of Directors.

[15]
Update of the Company’s Business including in this Report of the Board of Directors was prepared in accordance with Regulation 39A of the Reporting Regulations, and includes significant changes or new items that occurred in the Company’s business from the publication date of the Periodic Report for 2019 and up to the publication date of this Report. It is noted that in some of the case an additional description was provided in order to present a more comprehensive picture of the matter addressed. Reference to Immediate Reports as part of this Report includes the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.2	Section 2.3.3 (agreements for construction of decentralized facilities for generation of energy) to Part A to the Periodic Report

For details regarding binding agreements signed with customers in the distribution network and the transmission network and operation of an energy generation facility on the customer’s premises (yard) and arrangements for sale of energy to customers, further to that stated in Section 2.3.3 to Part A to the Periodic Report – see Section 11 to the introduction to the Report of the Board of Directors.

13.3	Section 2.3 (nature and results of every significant structural change, merger or acquisition; acquisition, sale or transfer of assets in a significant scope not in the ordinary course of business)

For details regarding the Company’s undertaking with IDE, which received notification that it won in a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater Desalinization Facility on the “Sorek B” site, in an agreement for construction, operation and maintenance of a power plant powered by natural gas on the premises of the Desalinization Facility – see Section 13 to the introduction to the Report of the Board of Directors.

13.4	Section 7.8.5 to Part A to the Periodic Report

For details regarding a bid submitted by the Company and the Noy Fund in the tender for sale of the Ramat Hovav power plant, which was published by Israel Electric Company, further to that stated in Section 7.8.5 to Part A to the Periodic Report and notification delivered to the Company on June 10, 2020 whereby the Tenders Committee declared that the bid of a third party is the winning bid in the tender, and that the Company was declared the “second qualifier” in accordance with the tender documents – see the Company’s Immediate Reports dated May 20, 2020 (Reference No.: 2020‑01‑044872) and dated June 11, 2020 (Reference No.: 2020‑01‑052465), and Section 12 to the Report of the Board of Directors.

13.5	Section 8.2.4 (the Energy Center and Hadera Power Plant) to Part A to the Periodic Report

Regarding the decision of the Electricity Authority to grant a permanent electricity generation license and a supply license to Hadera and approval of the Minister of Energy – see Section 3 to the introduction to the Report of the Board of Directors and the Company’s Immediate Reports dated July 1, 2020 (Reference No.: 2020‑01‑069750) and July 2, 2020 (Reference No.: 2020‑01‑070587).

13.6	Section 8.2.6B (Initiations Activities – NIS 94) to Part A to the Periodic Report

For details regarding transfer of National Infrastructure Plan 94 (NIS 94) for comments to the District Boards and for objections of the public – see Section 14 of the Introduction to the Report of the Board of Directors.

13.7	Section 10 (generation capacity, availability and reliability) to Part A to the Periodic Report

For details regarding postponement of the maintenance work planned for April 2020 at Rotem Power Plant due to restrictions imposed due to spread of the Coronavirus – see the Company’s Immediate Report dated March 11, 2020 (Reference No.: 2020‑01‑019948) and Section 5 to the introduction to the Report of the Board of Directors.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.8	Sections 8.11.7 (processes and agreement in connection with Zomet land) and 8.15 (legal proceedings) to Part A to the Periodic Report

A.
For details regarding a bank guarantee provided by the Company in April 2020 relating to the land on which the Zomet Power Plant is to be constructed – see Note 6C(6) to the interim financial statements.

B.
For details regarding an administrative petition filed by Zomet against the Shafir Regional Council in respect of an amount in dispute, as stated in Section 8.11.7 to Part A to the Periodic Report – see Note 6C(6) to the interim financial statements.

13.9	Sections 8.13.1 (agreement for sale of natural gas to Rotem from Tamar) and 8.13.6 (Energean transaction for acquisition and supply of natural gas) to Part A to the Periodic Report

A.
For details regarding fulfillment of the preconditions determined in the revisions to Rotem’s agreements for supply of natural gas with the Tamar Group and with Energean as stated in Sections 8.13.1 and 8.13.6 to the Periodic Report – see the Company’s Immediate Report dated March 11, 2020 (Reference No.: 2020‑01‑019945).

B.	For details regarding the expectation of Energean with respect to its commercial operation date – see Section 6 to the introduction to the Report of the Board of Directors.

13.10	Section 8.13.3 (agreement for sale of natural gas to Hadera from Tamar) to Part A to the Periodic Report

For details regarding fulfillment of the preconditions determined in the revision to Hadera’s agreement for supply of natural gas with the Tamar Group as stated in Sections 8.13.3 to the Periodic Report – see the Company’s Immediate Report dated March 26, 2020 (Reference No.: 2020‑01‑026854).

13.11	Section 8.14.1.2 (agreement for construction of Zomet Power Plant) to Part A to the Periodic Report

For details regarding the impact of spread of the Coronavirus on the construction period of the Zomet Power Plant and amendment of the Zomet construction agreement, including issuance of a Work Commencement Order to Zomet’s construction contractor  – see Section 4 to the introduction to the Report of the Board of Directors.

13.12	Section 9.6 (additional information regarding information provided to the Company’s officers and senior management employees) to Part A to the Periodic Report

On May 12, 2020, the Company’s Board of Directors approved a private issuance of 99,228 options (unregistered) and 28,732 Restricted Share Units (RSUs) to Mr. Yoav Gurly, the Company’s Deputy CEO of Operations. On June 4, 2020, approval was received from the Stock Exchange to register for trading 99,228 shares that will derive from exercise of the said options and 28,732 shares that will derive from vesting of the said RSUs, and the options and RSUs were issued to Mr. Gurly on June 7, 2020. For additional details – see the Company’s Immediate Reports dated May 12, 2020 (Reference No.: 2020‑01‑042520) and June 8, 2020 (Reference Nos.: 2020‑01‑051145 and 2020‑01‑051148) and Note 6B(8) to the interim financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.12	Section 9.6 (additional information regarding information provided to the Company’s officers and senior management employees) to Part A to the Periodic Report (Cont.)

On July 22, 2020, the General Meeting of the Company’s shareholders approved the reappointment as Company directors of Messrs. Yair Caspi and Antoine Bunyar, the appointment of Messrs. Robert Rosen and Havier Garcia Burgas as Company directors, appointment of Mr. Moshe Lahmani as an independent director of the Company and appointment of Messrs. Joseph Tena and Michal Marom Brickman as external directors of the Company for an additional period of service, who will be entitled to remuneration as detailed in the Immediate Report regarding summoning of a General Meeting of the Company’s shareholders dated June 18, 2020 (Reference No.: 2020‑01‑054775).

13.13	Section 10 (financing) to Part A to the Periodic Report

For details regarding a loan taken out by the Company in place of short‑term credit and which was repaid in April 2020 – see that stated in Section 10 to Part A to the Periodic Report and Notes 6B(2) and 6B(3) to the interim financial statements.

13.14
Sections 10.2 (loan agreements signed by the Company, Rotem, Hadera and Zomet with third parties), 10.3 (financial covenants the Company, Rotem, Hadera and Zomet have committed to comply with) and 10.4 (restrictions on distribution) to Part A to the Periodic Report

A.
On April 22, 2020, the Company published a shelf offer report for issuance of the Company’s debentures (Series B). For details regarding offer of the debentures (Series B) and their terms, financial covenants the Company has committed to comply with, restrictions on distribution and grounds for calling for immediate repayment – see the Company’s shelf offer report, dated April 22, 2020, including the trust certificate attached thereto as Appendix A (Reference No.: 2020‑01‑035220).

B.	For details regarding the results of the issuance to the public of the Company’s debentures (Series B) – see the Company’s Immediate Report dated April 23, 2020 (Reference No.: 2020‑01‑036694).

13.15	Section 10.6.1 (guarantees provided by the Company) to Part A to the Periodic Report

For details regarding changes in the amount of the bank guarantee and cash deposit of the Company to secure investment of shareholders’ equity in Zomet – see Note 6B(10) to the interim financial statements.

13.16	Section 10.6.3 (guarantees provided by Hadera) to Part A to the Periodic Report

For details regarding guarantees provided by Hadera in connection with the commercial operation of the Hadera Power Plant – see Note 6D(1) to the interim financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2019 regarding the Company’s Business (Cont.)

13.17	Section 10.8 (credit rating) to Part A to the Periodic Report

For details regarding granting of a rating of ilA– with a stable rating outlook from Maalot and A3.il with a stable rating outlook from Midroog for issuance of debentures in an amount of up to NIS 400 million – see the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383 and 2020‑01‑017380) and the Amending Report dated April 20, 2020 (Reference No.: 2020‑01‑035221). For details regarding reconfirmation of a rating of ilA– by Maalot for the Company’s debentures (Series A) and (Series B) – see the Company’s Immediate Report dated August 5, 2020 (Reference No.: 2020‑01‑084864).

13.18	Regulation 20 (trading on the Stock Exchange – securities listed for trading – date and reasons for a discontinuance of trading) to Part D to the Periodic Report

A.
Commencing from April 27, 2020, trading of the Company’s debentures (Series B) started. For additional details – see the Company’s Immediate Report dated April 26, 2020 (Reference No.: 2020‑01‑036967).

B.
For details regarding 44,899 ordinary shares that the Company issued to senior officers on July 10, 2020 as a result of vesting of Restricted Share Units (RSUs) – see the Company’s Immediate Reports dated July 12, 2020 (Reference Nos.: 2020‑01‑073773 and 2020‑01‑073776).

C.
On July 30, 2020, the Company published a shelf prospectus bearing the date July 31, 2020. For details – see the shelf prospectus as published by the Company on July 30, 2020 (Reference No.: 2020‑01‑081441).

13.19	Regulation 24A (holdings of interested parties and senior officers) to Part D to the Periodic Report

For details regarding holdings of interested parties and senior officers in the Company as at June 30, 2020 – see the Company’s Immediate Report dated July 6, 2020 (Reference No.: 2020‑01‑072012). For details regarding changes in the holdings of interested parties and senior officers subsequent to the date of the said position of the holdings – see the Company’s Immediate Report dated July 12, 2020 (Reference No.: 2020‑01‑073776).

13.20	Regulation 26 (Company directors) to Part D to the Periodic Report

On July 22, 2020, Messrs. Robert Rosen (director), Havier Garcia Burgas (director) and Moshe Lahmani (independent director) commenced serving as Company directors. For details regarding the above‑mentioned directors – see the Company’s Immediate Reports dated July 22, 2020 (Reference Nos.: 2020‑01‑077862, 2020‑01‑077856 and 2020‑01‑077859, respectively).

To the details regarding Mr. Yair Caspi it is added that he serves a director of Oil Refineries Ltd. (a company considered related to the Company’s controlling shareholders).

13.21	Regulation 29(C) (decisions of extraordinary general meeting) and Regulation 29A (Company decisions) to Part D to the Periodic Report

On July 22, 2020, the Annual General Meeting and Extraordinary General Meeting of the Company’s shareholders discussed the Periodic Report for 2019, and made the following decisions: (1) reappointment of the Officer of KPMG Somekh Chaikin as the Company’s auditing CPAs; (2) reappointment of directors serving in the Company, Messrs. Avisar Paz, Yair Caspi and Antoine Boyner; (3) appointment of Messrs. Robert Rosen and Havier Garcia Burgas as Company directors; (4) appointment of Mr. Moshe Lahmani as an independent director of the Company; (5) appointment of Mr. Joseph Tene as an external director of the Company for an additional period, commencing from July 1, 2020; (6) appointment of Ms. Michal Marom Brickman as an external director of the Company for an additional period, commencing from July 14, 2020; (7) granting of exemption and indemnification certificates to directors serving as officers of the controlling shareholder (Kenon) and/or a company relating thereto and regarding which the controlling shareholder could be considered as having a personal interest in the granting thereof, Messrs. Yair Caspi, Antoine Boyner and Robert Rosen subject to approval of their appointment or reappointment, as applicable. For additional details – see the Company’s Immediate Reports dated June 18, 2020 (Reference No.: 2020‑01‑054775) and July 22, 2020 (Reference No.: 2020‑01‑077853).

13.22	Regulation 24A (authorized, issued and paid‑up capital and convertible securities) to Part D to the Periodic Report

For details regarding changes in the position of the Company’s capital and convertible securities subsequent to the date of the Periodic Report – see the Company’s Immediate Report dated July 12, 2020 (Reference No.: 2020‑01‑073773).

Avisar Paz	Giora Almogy
Chairman of the Board of Directors	CEO

Date: August 17, 2020